

Mail Stop 3720

November 22, 2016

Michelle Rico
Chief Executive Officer and
Chief Financial Officer
Proto Script Pharmaceutical Corp.
9830 6th Street, Suite 103
Rancho Cucamonga, CA 91730

> **Re:** **Proto Script Pharmaceutical Corp.**
> **Amendment No. 2 to Form 8-K**
> **Filed November 7, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed November 18, 2016**
> **File No. 333-175146**

Dear Ms. Rico:

We have reviewed your November 17, 2016 response to our comment letter and have the following comment.

Please respond to the comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Financial Statements

1. Please amend to disclose the reverse acquisition transaction with Yanex Group, Inc. effective on June 29, 2016 and revise the applicable footnote disclosures accordingly. It appears that the fourth paragraph in Note 3 on page 11 will need to be revised based on your condensed consolidated balance sheets. Please also include such disclosure in your 10-Q for quarterly period ended September 30, 2016.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

 Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications